VIA EDGAR

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention: Larry Spirgel, Assistant Director

Re: Mobile TeleSystems OJSC
Form 20-F for the fiscal year ended December 31, 2013
Filed April 24, 2014
File No. 1-15094

To Whom It May Concern:

Mobile TeleSystems OJSC (the “Company”) is submitting this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated August 11, 2014, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on April 24, 2014 (the “2013 Form 20-F”).

Below are the Company’s responses. For the convenience of the Staff, the Company has included each of the Staff’s comments in this letter in italicized form before its corresponding response.

Note 2. Summary of Significant Accounting Policies and New Accounting Pronouncements

Customer incentives, page F-15

1.              Please confirm to us that your mobile devices are not exclusive to your network and can be used with other service providers. If not, please tell us how your accounting for the special incentive arrangements is appropriate under ASC 605-25.

Response:

The Company respectfully confirms to the Staff that the mobile devices sold by the Company are not exclusive to the Company’s network and can be used with other service providers.

2.              Please tell us if the free telecommunication services are transferable to a subsequent owner of the mobile device. In addition, tell us how you considered the ability to transfer or the ability not to transfer the free telecommunication services in determining your accounting for the special incentive arrangements.

Response:

The Company respectfully informs the Staff that the free telecommunication services are not transferable to any subsequent owner of the mobile device.  Rather, such services are attached to the subscribers’ account.

In concluding on the accounting for special incentive payments the Company considered the guidance in ASC 605-25-25-2 and ASC 605-25-25-5, concluding that the delivered item (the mobile device) has standalone value to the customer, and that while the arrangement includes a general right of return valid for a month from purchase relative to the delivered item, delivery or performance of the undelivered item (free telecommunication service) is probable and substantially in control of the Company.

Based on this analysis, the Company believes that the incentive arrangements offered to its customers contain two deliverables which should be considered separate units of accounting. The arrangement consideration is then allocated between these two units.

***

In connection with the above response, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact our investor relations department at +7 495 223 20 25 or via email at ir@mts.ru.

Kind regards,

Alexey Kornya

Vice-President, Finance & Investment

Chief Financial Officer

Mobile TeleSystems OJSC